SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                    Bay Meadows Operating Company
                        (Name of Issuer)

                           Common Stock
                   (Title of class of securities)

                           072443 20 3
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        November 15, 1996
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                          SCHEDULE 13D

CUSIP No. 072443 20 3                           Page 2 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            155,000

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          155,000
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    155,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.69%

     14        TYPE OF REPORTING PERSON*
                    PN
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                                                               Page 3 of 4

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D (as heretofore amended, the "Schedule 13D") relating to the Common Stock (the "Shares") of Bay Meadows Operating Company, a Delaware corporation (the "Company"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

*   *   *

Item 5 is hereby amended to add the following information:

Item 5. Interest in Securities of the Issuer

      (a) Gotham owns 155,000 Shares as of the close of business on November 18, 1996, representing an aggregate of approximately 2.69% of the outstanding Shares. The percentage in this paragraph is calculated based upon 5,763,257 Shares outstanding as of November 8, 1996, as reported in the Company's Form 10-Q for the quarter ended September 30, 1996.

      (c) The table below sets forth information with respect to all purchases and sales of Shares by Gotham since the filing of the Schedule 13D amendment dated November 11, 1996 (the prices represent the price for a unit of one Share and one share of the common stock of California Jockey Club, which trades together with each Share). All Shares sold by Gotham were effected in open-market transactions on the NASDAQ. Gotham II had no transactions in the Shares during such period.

Transaction        Number of        Price per          Aggregate Sales
Date               Shares             Share               Price
                   (Sold)
---------------- ---------------  --------------       --------------
11/12/96            (14,000)           $34.18886        $   478,644
11/13/96            (10,000)           $34.93887        $   339,389
11/14/96            (25,000)           $34.03886        $   850,972
11/15/96            (79,809)           $34.43185        $ 2,747,972
11/15/96            (60,000)           $34.41805        $ 2,065,083
11/18/96            (15,300)           $34.935          $   534,506


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                                                             Page 4 of 4

     (e) The reporting persons ceased to be the beneficial owner of more than 5.0% of the Shares on November 15, 1996.
                                 *  *  *
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 18, 1996

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: KARENINA CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ William A. Ackman
                              William A. Ackman
                              President

                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President